Filed by H.J. Heinz Holding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.
Commission File No.:  1-35491

The following information was made available at http://www.heinz.com.

Net Income to Adj. Net Income Bridge
($ in 000)
12/28/14
Net Income
Reported Net Income	$657.1

Non-Cash Adjustments to Net Income
Purchase Accounting	75.1
Amortization of Deferred Deal Financing Fees	60.3
Trademark Impairment	221.5
Accelerated Depreciation & Asset Writedown	204.7
Stock-Based Compensation	8.3
Non-Cash Adjustments to Net Income	569.9

Cash Adjustments to Net Income
Severance	202.7
SAP IT Implementation	86.4
Footprint Consolidation / Other	142.9
Venezuela Currency Loss	22.9
Cash Adjustments to Net Income	455.0

Total Net Income Adjustments	1,024.9
Impact of Taxes	(166.7)
After-Tax Net Income Adjustments	858.2

Adjusted Net Income	1,515.3
Less: Preferred Stock Dividend	(720.0)
Adjusted Net Income to Common Shareholders	$795.3

Adjusted Net Income does not include dividend payments on outstanding Preferred Stock.  Heinz expects to refinance the Preferred Stock at its first call date in June 2016 with the proceeds of new debt and cash on hand.  There will be a 4% premium on the repayment, and interest on debt used to refinance the Preferred Stock will be deducted in calculating Adjusted Net Income.  The after-tax cost to repay the Preferred Stock will be approximately $210.8 Million or 2.48%.